SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Iomega Corporation
(Name of Issuer)

Common Stock, Par Value $.03 1/3
(Title of Class of Securities)

462030305
(CUSIP Number)

October 16, 2003
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

None of the Reporting Persons own any shares of the Stock.

CUSIP No. 462030305

1.     Name of Reporting Person:

          Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: -0-
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: 00 - Trust
--------------

CUSIP No. 462030305

1.     Name of Reporting Person:

          Prime 66 Partners

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: -0-
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 462030305

1.     Name of Reporting Person:

          Annie R. Bass Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: -0-
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: 00 - Trust
--------------

CUSIP No. 462030305

1.     Name of Reporting Person:

          Caprock Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: -0-
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 462030305

1.     Name of Reporting Person:

          Goliad Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: -0-
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 462030305

1.     Name of Reporting Person:

          Ramona S. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: USA

                        5.     Sole Voting Power: -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: -0-
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: IN
--------------

      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 24, 2003 (the "Schedule 13G"), relating to the Common Stock, par value $.03 1/3 per share (the "Stock") of Iomega Corporation (the "Issuer").

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

None of the Reporting Persons are the beneficial owners of any shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

None of the Reporting Persons have any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and restated in its entirety as follows:

The Reporting Persons have ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      October 16, 2003

SID R. BASS MANAGEMENT TRUST

By: /s/ W.R. Cotham
    W.R. Cotham,
    Attorney-in-Fact for
    Sid R. Bass Management Trust (1)

PRIME 66 PARTNERS, a Texas general partnership
By:  SRB Diversified Realty, Inc., managing general partner

    By:  /s/ W.R. Cotham
            W.R. Cotham, Vice President

ANNIE R. BASS TRUST FOR LEE M. BASS

By:  /s/ William P. Hallman, Jr.
       William P. Hallman, Jr., Trustee

CAPROCK PARTNERS, L.P.
By:  Lee M. Bass, Inc., general partner

   By:  /s/ W.R. Cotham
           W.R. Cotham, Vice President

GOLIAD PARTNERS, L.P.
By:  LMB-GP, Inc., managing general partner
By:  PRB-GP, Inc., managing general partner
By:  WPH-GP, Inc., managing general partner

   By:  /s/ W.R. Cotham

W.R. Cotham, Vice President of each of LMB-GP, Inc. PRB-GP, Inc., and WPH-GP, Inc. /s/ Ramona S. Bass Ramona S. Bass

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.